Progressive Wealth Management Since 1990

Shareholder Rebuttal to FedEx Corporation Opposition Statement

Regarding Employee Representation on Boards

240.14a-103 Notice of Exempt Solicitation

U.S. Securities and Exchange Commission, Washington DC 20549

NAME OF REGISTRANT: FedEx Corporation

NAME OF PERSON RELYING ON EXEMPTION: NorthStar Asset Management, Inc.

ADDRESS OF PERSON RELYING ON EXEMPTION: 2 Harris Avenue, Boston MA 02130

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

FedEx shareowners are encouraged to vote FOR resolution #6:

RESOLVED: Shareholders of FedEx urge the Board of Directors to prepare a report to shareholders describing opportunities for the company to encourage the inclusion of non-management employee representation on the Board.

Overview

Employee engagement and satisfaction are crucial to our Company’s success. Competition in our industry – faster delivery to customers, seven days per week, with fewer errors – has increased strain on employees throughout our industry. The Proponent believes that allowing and encouraging representation on the board by non-management non-executive employees is one way to ensure that employees, our most crucial resource, remain fully engaged in the long-term growth of our company and may help to ensure operational excellence.

Research shows that employees on the board may bring efficiencies.

Germany’s system of “codetermination,” in which employees sit on the supervisory board, has been the subject of several studies in recent years seeking to identify a positive or negative effect of this corporate governance system. The vast majority of those studies have determined positive effects from codetermination, such as:

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

•	“Employee representation … on corporate boards confers valuable first-hand operational knowledge to corporate board decision-making”[1];

•	“Codetermination is shown to offer advantages for technical efficiency, skill development and knowledge generation through its protection of specific human capital investments”[2];
•	Codetermination has “shown to provide employee ‘checks’ on several structural incentives for management opportunism.”[3]

Relating to a similar French system of corporate governance, one study found that “directors elected by employee shareholders unambiguously increase firm valuation and profitability.”4

Non-management employee membership on the board would increase board diversity and may reduce risk.

Our major competitors have received significant negative press in recent years for problematic employee relations and situations that pose a risk shareholder value – dangers to driver and warehouse employee health and safety due to extreme temperatures and high-stress working conditions (heat-related illnesses,5 injuries or death due to exposure to the “polar vortex”6), pedestrian and non-employee driver injuries or deaths due to “push[ing] fast shipping but avoid[ing] responsibility for the human cost,”7 and situations in which drivers have described an inability to take breaks for personal physical needs.8

The Proponent believes that electing non-management non-executive employees to the board would increase the diversity of perspectives on our board by offering the board first-hand operational knowledge of the challenges and opportunities their colleagues face during the implementation of decisions made by our Company’s management and board. As our field continues to experience increased competition and as customers expect deliveries with increased expediency, the Proponent believes that greater connection between the board and non-management non-executive employees, as well as greater diversity on the board of directors specifically related to recent experience as a non-managerial non-executive employee, will be beneficial to our Company’s success.

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1 https://www.sciencedirect.com/science/article/pii/S0304405X06001140

2 https://www.sciencedirect.com/science/article/pii/016726819190014O?via%3Dihub

3 https://www.sciencedirect.com/science/article/pii/016726819190014O?via%3Dihub

4 https://www.researchgate.net/publication/43002785_Employee_Ownership_Board_Representation_and_Corporate_Financial_Policies

5 https://www.nbcnews.com/business/economy/hot-seat-ups-delivery-drivers-are-risk-heat-stroke-kidney-n1031321

6 https://www.marketwatch.com/story/some-companies-are-called-out-for-allowing-employees-to-work-during-the-polar-vortex-2019-01-31

7 https://www.nytimes.com/2019/09/05/us/amazon-delivery-drivers-accidents.html

8 https://nypost.com/2016/11/15/amazon-drivers-so-overworked-they-poop-in-their-vans/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

Furthermore, there are indications that non-executive employees could potentially be considered independent board members. In 2003, the Securities and Exchange Commission (SEC) issued a regulation stating that, for the purpose of audit committee independence under Sarbanes Oxley and when describing some foreign issuers that require employee representation on boards, a “limited exemption” from the independence requirements would be made for non-executive employees on the board. In fact, the SEC explained that in those situations “having such employees serve on the board or audit committee can provide an independent check on management, which itself is one of the purposes of the independence requirements under the Sarbanes-Oxley Act.”9

The Business Roundtable affirms employees as stakeholders.

In August 2019, the Business Roundtable (BRT), an association of chief executive officers of America’s leading companies, announced a landmark deviation from the organization’s long-held stance of shareholder primacy. In its new Statement on the Purpose of a Corporation, the BRT statement “moves away from shareholder primacy, includes commitment to all stakeholders.” Our Company’s CEO, Mr. Fred Smith, is one such CEO that signed the statement. In its statement, the BRT names “investing in our employees” as the second bullet point, just behind a commitment to customers.

In the early 20th century, corporations focused on customers, employees, and communities, as well as shareholder value. The Proponent believes that the BRT statement may indicate a beginning of a widespread return to the understanding that committing to fair treatment of all stakeholders, including employees, brings enhanced long-term value to companies and their shareholders.

The BRT emphasizes the importance of “Taking Care of Employees,” and the Proponent argues that part of ensuring “economic security to employees and their families while also making a company a more attractive place to work”10 would be well-served by ensuring a direct line of communication between employees and the board through employee representation on board.

Employee representation on the board would provide a venue for direct communication with our company’s most valuable asset: employees.

As our industry continues to become more competitive and our competitors increase strain on all package delivery staff, the Proponent believes that the most effective strategy to ameliorate employee concerns is to allow one or more employee(s) to represent their colleagues directly to the board of directors. The Proponent believes that the benefits to allowing employee representation on the board may potentially include:

•	More efficient communication of innovative solutions to everyday problems faced by employees;
•	Faster alerts to potential problems or pending crises that could diminish our brand name, allowing for more efficient solutions that better safeguard company and shareholder value;
•	Increased employee engagement and better retention due to a stronger perception of employee value, involvement in decision-making, and employee “buy-in” to the long-term value of the company;
•	Assessment of managers and executives by the broader employee base directly to the board;

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9 https://www.sec.gov/rules/final/33-8220.htm

10 https://opportunity.businessroundtable.org/taking-care-of-employees/

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

•	Expression of the perception of company culture as observed by non-executive and non-managerial employees;
•	Identification of workforce morale as perceived by non-executive non-managerial employees.

As one example of the kinds of issues that might be advanced by the Proposal, the Proponent believes that employee representation on the board of directors may facilitate board and management’s direct communication with non-management non-executive employees regarding employee benefits. While FedEx previously extended certain benefits to same-sex domestic partners as of January 1, 2012 – a benefit that employees had been seeking for many years, according to a FedEx statement to the media – FedEx is now “phasing out domestic partner and civil union partner (partner) health benefits (medical, dental, vision), except where legally mandated.”11 The Proponent argues that rollbacks of health benefits or other benefits such as bereavement leave or paid family leave merit board-level discussion in which employees could advocate for themselves. Such actions, made without employee input may damage company image, create reputational risk, and negatively impact employee retention and morale. Non-management non-executive employee representation on the board may offer a useful assessment of the cost savings of limiting benefits versus the much greater cost of replacing employees and responding to operational slowdowns.

Pending legislation would require at least 40% employee representation on boards.

The 2018 Accountable Capitalism Act, if passed into law, will require major U.S. companies to elect at least 40% of the board of directors to represent employees directly. Our company can show leadership in its treatment of and commitment to employees by taking a proactive step, ahead of this pending legislation, to identify potential mechanisms for allowing employees or their elected representatives on the board.

Conclusion:

The Proponent believes that this proposal is in the best interest of the company – by increasing opportunities for higher efficiency and greater employee engagement, the Company will improve long-term shareholder value.

We urge you to vote “FOR” proxy item #6. Feel free to contact us at mschwartzer@northstarasset.com.

Date: September 19, 2019

By:	/s/ Julie N.W. Goodridge
Julie N.W. Goodridge
President & CEO*
NorthStar Asset Management, Inc.

*Julie Goodridge is also the trustee of the NorthStar Asset Management, Inc Funded Pension Plan, one of the proponents and the filer of this document.

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11 https://choosewell.fedex.ehr.com/gbl/en/News/Pages/partner_coverage_changes.aspx

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on question number 6 following the instruction provided on the management’s proxy mailing.

The views expressed are those of the authors and NorthStar Asset Management Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Proponent is not able to vote your proxies, nor does this communication contemplate such an event. The proponent urges shareholders to vote YES on item number 6 following the instruction provided on the management’s proxy mailing.

PO Box 301840, Boston MA 02130 | 617-522-2635 | www.northstarasset.com

Where creative shareholder engagement is a positive force for change.TM